Exhibit 99.1

DJSP Enterprises, Inc. Announces Further Staff Reductions

PLANTATION, Fla., October 22, 2010 (GLOBE NEWSWIRE) – DJSP Enterprises, Inc. (Nasdaq: DJSP, DJSPW, DJSPU) today announced that it has instituted further staff reductions as a result of continued reduced file volumes. DJSP has reduced its staffing levels by an additional 198 employees, bringing the total number of layoffs to approximately 300 since the reduction in staff was initiated.

About DJSP Enterprises, Inc.

DJSP is the largest provider of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States.  We provide a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services.  Our principal customer is The Law Offices of David J. Stern, P.A. (“DJSPA”).  We are headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico.  Our U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines that provides data entry and document preparation support for our U.S. operations.

Forward Looking Statements

This press release contains forward-looking statements about us within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), including but not limited to management’s expectations about the impact of our expense reduction efforts and recent developments in the residential mortgage foreclosure industry.  Additionally, words such as “anticipate,” “believe,” “estimate,” “expect” and “intend” and other similar expressions are forward-looking statements within the meaning of the Act.  Such forward-looking statements are based upon the current beliefs and expectations of our management and are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving us or our affiliates, which, because of the nature of our business, have happened in the past to us and DJSPA; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which we are engaged; fluctuations in customer demand; our ability to manage growth and integrate acquisitions; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand our operations to other states or to provide services we do not currently provide; the impact and cost of complying with applicable U.S. Securities and Exchange Commission (“SEC”) rules and regulations; geopolitical events and changes, as well as other relevant risks detailed in our filings with the SEC, including our Annual report on Form 20-F for the period ended December 31, 2009, which are available at the SEC’s internet site (http://www.sec.gov).  Forward-looking statements in this press release speak only as of the date of the press release, and we assume no obligation to update forward-looking statements or the reasons why actual results could differ.

CONTACT:  DJSP Enterprises, Inc.
Chris Simmons, Director of Investor Relations
954-233-8000 ext. 1744
Cell: 954-294-9095
900 South Pine Island Rd.
Plantation, FL 33324